EXHIBIT 99.2

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on September 14, 2023 (the “Meeting”). The total number of shares represented in person or by proxy at the Meeting was 4,295,439 (representing approximately 12.98% of the total issued and outstanding shares of the Corporation).

	Description of Matter	Outcome of Vote

1.	Resolution to elect five directors, being Dr. Isa Odidi, Dr. Amina Odidi, Bahadur Madhani, Norman Betts and Shawn Graham, as proposed in the management information circular for the Meeting.

The five nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

2.	Resolution to reappoint auditor and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

MNP LLP was reappointed auditor of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditor. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

DATED as of the 14th day of September, 2023.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

(signed) “Amina Odidi”
Amina Odidi
President/Acting Chief Financial Officer

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TELLIPHARMACEUTICS INTERNATIONAL INC.

ANNUAL MEETING OF SHAREHOLDERS

September 14, 2023

VOTING RESULTS

Resolution #1:

The Chairman declared that the shareholders ratified the ratified the Election of Directors for all nominees listed below:

Nominees	For	%	Against	%

Dr. Isa Odidi	3,825,956	99.76%	9,248	0.24%
Dr. Amina Odidi	3,825,969	99.76%	9,235	0.24%
Bahadur Madhani	3,806,196	99.24%	29,008	0.76%
Norman Betts	3,827,649	99.80%	7,555	0.20%
Shawn Graham	3,827,637	99.80%	7,567	0.20%

Resolution #2:

The Chairman declared that the shareholders ratified and approved reappointment of MNP LLP, Chartered Professional Accountants, as auditor and to authorize the directors to fix the auditor’s remuneration:

Proxies Tabulated:

For:	4,249,634	98.93%
Withheld:	45,800	1.07%
Total:	4,295,434	100%

Dated this 14th day of September 2023

TSX Trust Company

/s/ Helen Kim	/s/ Megan Rocha
Helen Kim	Megan Rocha

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